UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Universal Logistics Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

91388P105

(CUSIP Number)

Matthew T. Moroun

12225 Stephens Road

Warren, MI 48089

(586) 939-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 19,198,861*
	8	SHARED VOTING POWER: 286,787**
	9	SOLE DISPOSITIVE POWER: 19,198,861*
	10	SHARED DISPOSITIVE POWER: 286,787**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,485,648**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 74.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*

Includes 14,303,973 shares owned directly by Matthew T. Moroun, individually; 3,871,527 shares beneficially owned by the 2020 Irrevocable Nora M. Moroun Trust (“2020 Nora Moroun Trust”); 762,042 shares beneficially owned by the 2020 Irrevocable Lindsay S. Moroun Trust (“2020 Lindsay Moroun Trust”); 24,402 shares beneficially owned by the 2020 Irrevocable Agnes Anne Moroun Trust (“2020 AAM Trust”), and 236,917 shares beneficially owned by Redoubtable, LLC (“Redoubtable”). Matthew T. Moroun serves as trustee of each of these three trusts and as Manager of Redoubtable. Matthew T. Moroun disclaims beneficial ownership of the shares held by the 2020 Nora Moroun Trust, the 2020 Lindsay Moroun Trust, the 2020 AAM Trust and Redoubtable, and this report shall not be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares.

**

Includes 285,550 shares owned by Matthew T. Moroun’s spouse, Lindsay S. Moroun, and 1,237 shares owned by Matthew T. Moroun’s son, Matthew J. Moroun. Matthew T. Moroun disclaims beneficial ownership of the shares held by Lindsay S. Moroun and Matthew J. Moroun, and this report shall not be deemed an admission that Matthew T. Moroun is the beneficial owner of such shares.

CUSIP No. 91388P105	SCHEDULE 13D/A

1	NAMES OF REPORTING PERSON: Matthew T. Moroun, as Trustee of the 2020 Irrevocable Nora M. Moroun Trust, dated November 20, 2020
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 3,871,527
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 3,871,527
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,871,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

This Amendment No. 10 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2012, as amended by the Schedule 13D/A statements filed with the Commission on July 22, 2013, October 1, 2013, May 21, 2014, February 14, 2020, November 30, 2020, December 15, 2020, December 29, 2020, June 24, 2021, and January 18, 2022, respectively (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	This statement is being filed by Matthew T. Moroun in his individual capacity and as trustee of the 2020 Irrevocable Nora M. Moroun Trust, dated November 20, 2020 (the “Reporting Persons”).

(b)	The business address for each of the Reporting Persons is 12225 Stephens Road, Warren, Michigan 48089.

(c)

Matthew T. Moroun is Chairman of the Board of Directors of the Company. He is also Chairman of the Board of Directors of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI), a holding company that owns subsidiaries engaged in providing truckload dry van carrier services. PTSI’s business address is 297 West Henri De Tonti Boulevard, Tontitown, Arkansas 72770. Matthew T. Moroun currently serves as Chairman and President of CenTra, Inc., a diversified holding company based in Warren, Michigan. The business address for CenTra, Inc. is 12225 Stephens Road, Warren, Michigan 48089. Mr. Moroun is also Chairman of Oakland Financial Corporation, an insurance and real estate holding company based in Sterling Heights, Michigan. The business address for Oakland Financial Corporation is 34200 Mound Road, Sterling Heights, Michigan 48310. Mr. Moroun owns or controls other privately-held businesses engaged in transportation services and real estate acquisition, development, and management.

(d), (e)

During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	Matthew T. Moroun is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

On May 9, 2022 and May 8, 2023, Matthew T. Moroun and Matthew J. Moroun each received 647 shares and 590 shares, respectively, of Common Stock from the Company as part of the Company’s annual retainer for non-employee directors.

On October 27, 2022, the previous trustee of the Agnes Anne Moroun Trust Under Agreement Dated August 10, 1989 (“1989 AAM Trust”), passed away and as a result, Matthew T. Moroun became trustee of the 1989 AAM Trust (the “Change in Trustees”). Additionally, on October 27, 2022, subsequent to the Change in Trustees, the 1989 AAM Trust sold 24,402 shares of the Company’s Common Stock to the 2020 Irrevocable Agnes Anne Moroun Trust under Agreement dated December 28, 2020 (“2020 AAM Trust”), for which Matthew T. Moroun serves as trustee. The source of funds for the purchase by the 2020 AAM Trust was an interest-bearing note to the 1989 AAM Trust. The purchase price was $785,000 based on the number of shares multiplied by a per share price of $32.17. The per share price was determined by an independent third party using the average of the Company’s Common Stock price on October 27, 2022, adjusted for an applicable discount for a 24,402 share size transaction.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraphs after the twelfth paragraph thereof:

Since the filing of Amendment No. 9 on January 18, 2022, the aggregate number of shares of Common Stock outstanding decreased from 26,919,455 shares outstanding as of November 8, 2021, to 26,287,973 shares outstanding as of May 8, 2023, as a result of the Company’s purchase of 164,189 shares of its Common Stock on June 15, 2022, pursuant to a modified “Dutch Auction” tender offer, and additional purchases of shares of Common Stock by the Company through open-market transactions. No shares of Common Stock were tendered by the Reporting Persons in the tender offer. This decrease in the aggregate number of outstanding shares of Common Stock, along with the transactions described in Item 3 of this Amendment No. 10, resulted in the increase in the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b), (c) and (d) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page for each such Reporting Person. The percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 26,287,973 shares of Common Stock outstanding as of May 8, 2023 as disclosed in the Company’s Form 10-Q filed on May 11, 2023.

(b)

See Items 7-10 of the cover page for each Reporting Person.

Matthew J. Moroun is a director of the Company. He is also a director of P.A.M. Transportation Services, Inc. (NASDAQ: PTSI) and is employed in other Moroun family-owned businesses engaged in transportation and business services. His business address is 12225 Stephens Road, Warren, Michigan 48089. The business address of Lindsay S. Moroun is 12225 Stephens Road, Warren, Michigan 48089. During the last five years, neither Matthew J. Moroun nor Lindsay S. Moroun has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws. Each of Matthew J. Moroun and Lindsay S. Moroun is a citizen of the United States of America.

(c)	The Reporting Persons have not engaged in any transactions in the Common Stock during the past sixty days.

(d)	Matthew T. Moroun’s wife, Lindsay S. Moroun, and son, Matthew J. Moroun, each has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, shares held by each of them (285,550 shares held by Lindsay S. Moroun and 1,237 shares held by Matthew J. Moroun) which are reported as beneficially owned by Matthew T. Moroun. Matthew T. Moroun disclaims beneficial ownership of the shares held by Lindsay S. Moroun and Matthew J. Moroun. Shares in the 2020 Nora Moroun Trust, the 2020 Lindsay Moroun Trust and the 2020 AAM Trust are held for the benefit of members of the Moroun family. Matthew T. Moroun disclaims beneficial ownership of the shares held by the 2020 Nora Moroun Trust, the 2020 Lindsay Moroun Trust and the 2020 AAM Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Matthew T. Moroun is the husband of Lindsay S. Moroun and the father of Matthew J. Moroun. Voting and investment power over the 2020 Nora Moroun Trust, the 2020 Lindsay Moroun Trust and the 2020 AAM Trust is exercised by Matthew T. Moroun, as trustee of each trust, and Matthew T. Moroun’s descendants are beneficiaries of each trust. Voting and control of the shares held by Redoubtable are exercised by its Manager, Matthew T. Moroun. The 2020 Nora Moroun Trust and 2020 Lindsay Moroun Trust collectively own 100% of Redoubtable, which principally owns and/or operates real estate businesses.

Item 6 of the Schedule 13D is hereby further amended and supplemented by inserting the following after the fourth paragraph thereof:

In connection with the 1989 AAM Trust’s sale of 24,402 shares of Common Stock on October 27, 2022, the 2020 AAM Trust issued an interest-bearing promissory note to the 1989 AAM Trust for $785,000.00, payable in monthly installments through April 27, 2043.

Item 7. Material to be Filed as Exhibits

1.

Promissory Note, dated October 27, 2022, by the 2020 Irrevocable Agnes Anne Moroun Trust under Agreement dated December 28, 2020 in favor of the Agnes Anne Moroun Trust Under Agreement Dated August 10, 1989, attached as Exhibit 1.

2.

Joint Filing Agreement, dated as of May 16, 2023, among Matthew T. Moroun, individually and as Trustee of the 2020 Nora Moroun Trust, the 2020 Lindsay Moroun Trust and the 2020 AAM Trust; Lindsay S. Moroun; Matthew J. Moroun; and Matthew T. Moroun, as Manager of Redoubtable, attached as Exhibit 2.

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: May 16, 2023

/s/ Matthew T. Moroun, Individually
Matthew T. Moroun, Individually

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the 2020 Nora Moroun Trust

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the 2020 Lindsay Moroun Trust

/s/ Matthew T. Moroun, as Trustee
Matthew T. Moroun, as Trustee of the 2020 AAM Trust

/s/ Matthew T. Moroun, as Manager
Matthew T. Moroun, as Manager of Redoubtable, LLC

/s/ Lindsay S. Moroun, Individually
Lindsay S. Moroun, Individually

/s/ Matthew J. Moroun, Individually
Matthew J. Moroun, Individually